SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                COMMISSION FILE NUMBER:  0-50535


(Check One)

|_| Form 10-K and Form 10-KSB                                   |_| Form 11-K
|_| Form 20-F            |X| Form 10-Q and Form 10-QSB          |_| Form N-SAR

      For period ended September 30, 2005.

|_|   Transition Report on Form 10-K and Form 10-KSB
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q and Form 10QSB
|_|   Transition Report on Form N-SAR

      For the transition period ended______________________________________.

      Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Infinium Labs, Inc.
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Full Name of Registrant

1191 Second Avenue. 5th Floor
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Address of Principal Executive Office (Street and Number)

Seattle WA 98101
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City, State and Zip Code

PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check the appropriate box.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable

                                    PART III

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (attach extra sheets if needed.)

The report was not able to be filed without unreasonable effort or expense by the initial due date as a result of the focus of management resources on the planned restatement, which was disclosed in a current report on Form 8-K filed October 28, 2005. As a result, we were delayed in submitting our quarterly financial statements to our auditors for review.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Kevin Bachus, CEO and Acting CFO              (206) 393 3000
                                                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s)

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

                               Infinium Labs, Inc.
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


      Date: November 15, 2005                             By: /s/ Kevin Bachus
                                                              ----------------
                                                              Kevin Bachus,
                                                              CEO and Acting CFO